 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 31, 2020, announcing the Company’s final financial results for the full year ended December 31, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 16, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES FINAL YEAR RESULTS 2019

2019 HIGHLIGHTS

•	Challenging summer freight market in 2019 ahead of IMO 2020 implementation
•	Strong Q4 tanker dynamics – highest quarterly rate performance since 2008
•	2019 second half dividend set at USD 0.29 per share
•	Returns to shareholder policy guidance to target 80% of net income and move to quarterly dividends going forward from Q1 2020
•	Balance sheet strength retained with substantial liquidity to navigate the cycle and unprecedented situation created by Covid-19
•	Underlying crude tanker market fundamentals remain constructive

ANTWERP, Belgium, 31 March 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its final financial results for the full year to 31 December 2019.

Hugo De Stoop, CEO of Euronav said: “Tanker market recovery gained traction in 2019 with Q4 delivering some of the strongest freight rates in recent years. Euronav is ideally positioned to benefit from strong freight rates thanks to its operational leverage to the upside and at the same time is perfectly positioned to seize opportunities when the markets are less attractive.

Our strong balance sheet and disciplined approach to fleet renewal and growth are critical in times of high volatility and uncertainty. With the adoption of the new Belgian corporate code we now have the capability to align the performance of Euronav more closely with expectations from shareholders with quarterly returns via dividends. Euronav looks forward to navigating the large tanker cycle and the Covid-19 situation with confidence during 2020 and beyond.”

The year of 2019 began with a strong baseline on the back of increased OPEC oil production towards the end of 2018, combined with a fairly balanced fleet profile following robust 2018 recycling activity. This all came to an abrupt end as OPEC and its allies began implementing agreed production cuts in January 2019, which saw OPEC production reduced by 1.4 mbpd in the first quarter of the year. OPEC production continued to decline through 2019 to an average of 29.9 mbpd across the year. This was 2 million barrels per day less than the average production in 2018.

The official self-imposed supply constraints explain the majority of the OPEC production decline but it was also impacted by involuntary disruptions emanating from sanctions against Venezuela and Iran cutting close to 2.5 mbpd from global markets. This decline in OPEC supplied barrels was made up for by production increases primarily from the US. Infrastructure upgrades in the Gulf of Mexico have allowed increased access for US barrels to the Far East and Europe. Towards the end of the year, non-OPEC production received a further boost from new fields in Brazil and Norway.

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

The price of oil was relatively stable through 2019 with Brent fluctuating between USD 52 and USD 75 to average USD 64 per barrel. The price of WTI traded at a discount to Brent through the year and averaged USD 57 per barrel. The average price of the OPEC basket was in line with Brent at USD 64. Oil demand growth weakened during Q2 & Q3 of 2019 and is currently estimated at between 0.7-1.0 mbpd below the long-term growth average of 1.1 mbpd (since 1990). The first half of the year was particularly hard hit by weak oil demand, mainly due to a slowdown in the global economy and concerns around a US-China trade war, but rebounded in the second half as refineries across the world started ramping up their throughput in preparation for the IMO 2020 deadline for ships to burn bunker fuels with a maximum sulphur content of 0.5%.

The vessel supply side of the equation also experienced tightening in the second half of the year driven by three factors. Firstly, sanctions on Iranian tonnage continued to remove capacity from the trading fleet. Secondly, leading up to the implementation of the IMO 2020 regulation the market saw a significant number of large tankers moved into storage positions holding compliant fuel oil. A third temporary cause of fleet removal was vessels undergoing counter cyclical drydocking to retrofit scrubbers. These drydocking proved to take longer in many cases than originally anticipated.

The catalyst that eventually sent freight rates surging was when the US imposed sanctions on two subsidiaries of COSCO Shipping at the end of September.

2019 closed out with a very strong freight market supported by a perfect storm of tight fundamentals, geopolitical events and IMO related market disruptions. The anticipated recovery in the crude tanker markets meant we could end the year on a high, and again enjoy the upward volatility and premium earnings that a more balanced tanker market has to offer.

In a short space of time 2020 has already experienced considerable volatility with geopolitical risk factors helping to drive freight rates to elevated levels, before the economic dislocation and uncertainty from Covid-19 gained traction from mid-January onwards. The large tanker market has been boosted by the move from Saudi Arabia to unilaterally increase oil supply which will underpin freight rates for much of Q2 2020. However, the duration and scale of the impact from economic dislocation from Covid-19 will be a key driver of tanker markets for the remainder of 2020. Euronav retains a very strong balance sheet and sufficient access to liquidity to manage such an environment.

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

2019 Key figures

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2019	Fourth Quarter 2018*	Full Year 2019	Full Year 2018*

Revenue	355,154	236,107	932,377	600,024
Other operating income	5,515	1,237	10,094	4,775

Voyage expenses and commissions	(34,880)	(44,492)	(144,681)	(141,416)
Vessel operating expenses	(53,471)	(53,812)	(211,795)	(185,792)
Charter hire expenses	(604)	(7,844)	(604)	(31,114)
General and administrative expenses	(15,542)	(15,977)	(66,890)	(66,232)
Net gain (loss) on disposal of tangible assets	17	(237)	14,804	18,865
Impairment on non-current assets held for sale	−	(2,995)	−	(2,995)
Depreciation	(84,558)	(78,483)	(337,702)	(270,693)

Net finance expenses	(20,907)	(23,828)	(99,231)	(74,389)
Gain on bargain purchase	−	(13,202)	−	23,059
Share of profit (loss) of equity accounted investees	4,640	3,783	16,460	16,076
Result before taxation	155,364	257	112,832	(109,832)

Tax benefit (expense)	(1,201)	22	(602)	(238)
Profit (loss) for the period	154,163	279	112,230	(110,070)

Attributable to: Owners of the company	154,163	279	112,230	(110,070)

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Tankers	150,173	(3,284)	96,419	(125,930)
FSO	3,990	3,563	15,811	15,860
Result after taxation	154,163	279	112,230	(110,070)

Information per share:

(in USD per share)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Weighted average number of shares (basic) **	215,078,497	218,999,367	216,029,171	191,994,398
Result after taxation	0.72	0.00	0.52	(0.57)

*The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Due to the increased significance of inventory, the Group has re-presented the comparative information related to bunker inventory to align with the current year presentation.
** The number of shares issued on 31 December 2019 is 220,024,713.

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Profit (loss) for the period	154,163	279	112,230	(110,070)
+ Net interest expenses	21,048	20,905	90,134	70,652
+ Depreciation of tangible and intangible assets	84,558	78,483	337,702	270,693
+ Income tax expense (benefit)	1,201	(22)	602	238

EBITDA (unaudited)	260,970	99,645	540,668	231,513

+ Net interest expenses JV	1,185	1,322	4,588	3,635
+ Depreciation of tangible and intangible assets JV	4,945	4,555	18,461	18,071
+ Income tax expense (benefit) JV	362	354	1,581	1,598

Proportionate EBITDA	267,462	105,876	565,298	254,817

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2019	Fourth Quarter 2018	Full Year 2019	Full Year 2018

Weighted average number of shares (basic)	215,078,497	218,999,367	216,029,171	191,994,398
Proportionate EBITDA	1.24	0.48	2.62	1.33

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

Difference between the preliminary results and final results

The final result of USD 112 million reported today is USD 7 million lower than the preliminary results reported on 30 January of USD 119 million. This difference is mainly due to the reversal of the capital gain on the sale and lease back of the 3 VLCCs (USD 9.3 million) originally recognized in full at year-end 2019 but which needs to be spread over the leaseterm. This change has no cash impact and no impact on the dividends related to 2019.

Procedures of the independent auditor

The statutory auditor, KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises, represented by Patricia Leleu, has confirmed that the audit procedures, which have been substantially completed, have not revealed any material misstatement in the accounting information included in the Company’s annual announcement.

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

New Governance Structure

Following the coming into force of the new Belgian Code of Companies and Associations  ("BCCA"), Euronav formalized its two-tier corporate structure in line with the BCCA. These changes will not materially affect the governance of the company going forward. The former Board of Directors which will be composed of the same members will be called the Supervisory Board and the former members of the Executive committee will now compose the Management Board.

2019 Dividend

The Supervisory Board and Management Board of Euronav are proposing to pay a final cash dividend of USD 0.29 per share subject to shareholder approval at the AGM which will be held on 20 May 2020. This payment covers the second half of the financial year to December 2019. This payment includes Euronav’s fixed dividend policy of USD 0.12 per year (USD 0.06 for second half 2019). It also reflects a commitment by both the Management Board and Supervisory Board to target a return of 80% of net income to shareholders in the form of cash dividends and/or buy backs.

According to the Company’s dividend policy, it will be proposed to the Annual Shareholder’s meeting of 20 May 2020 to distribute a gross dividend in the amount of USD 0.29 per share to all shareholders. Subject to shareholder approval, this would bring the total gross dividend paid in relation to 2019 to USD 0.35.

Taking into account the dividend of USD 0.06 per share already paid in October 2019, a balance of an amount of USD 0.29 per share will be payable as from 9 June  2020. The share will trade ex-dividend as from 28 May 2020 (record date 29 May 2020). The dividend to holders of Euronav shares listed and tradeable on Euronext Brussels will be paid in EUR at the USD/EUR exchange rate of the record date.

With the coming into force of the BCCA in 2020, Euronav can distribute dividends on a quarterly basis starting from Q1 2020 and therefore repatriate cashflows to shareholders more quickly (than in the past) and be more aligned to the tanker cycle.

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

Euronav highlights in 2019

January
As part of its capital allocation strategy, Euronav continued purchasing its own shares on NYSE and Euronext Brussels stock exchanges. Several buybacks took place between January and July 2019.

On 9 January 2019 Euronav delivered the Suezmax Felicity (2009 – 157,667 dwt) to a global supplier and operator of offshore floating platforms. The vessel was converted into a FPSO and therefore left the worldwide trading fleet.

On 17 January 2019, for the second consecutive time, Euronav was included in the Bloomberg International Gender-Equality index.

February
On 11 February 2019 Euronav entered into a sale agreement regarding the LR1 Genmar Compatriot (2004 – 72,768 dwt) for USD 6.75 million. A capital gain was recorded of approximately USD 0.4 million.

April
On 12 April 2019 Euronav NV registered a branch office in Geneva, Switzerland with the purpose to conduct fleet supporting activities.

May
On 9 May 2019 Euronav CFO Hugo De Stoop stepped up to succeed Paddy Rodgers as CEO of the Company.

On 9 May 2019 the Annual General Meeting of Shareholders approved the annual gross dividend of USD 0.12 per share as proposed by the Board of Directors as well as the appointment of Anita Odedra and Carl Trowell to the Board.

June
On 14 June 2019 Euronav Luxembourg S.A. successfully completed a tap issue of USD 50 million under its existing senior unsecured bond with ISIN NO0010793888. The tap was placed at 101 to par value and has taken the total outstanding of the bond to USD 200 million with a maturity date in May 2022.

July
On 1st of July 2019 Euronav announced share repurchases during the first semester of 2019 totaling 3.28 million shares or 1.5% of the total number of shares outstanding.

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

August
On 6 August 2019 Euronav sold and delivered the VLCC vessel VK Eddie (2005 – 305,261 dwt) to a global supplier and operator of offshore floating platforms. The vessel was converted into an FPSO and therefore left the worldwide trading fleet. A capital gain on the sale of approximately USD 14.4 million was recorded during the third quarter.

October
Euronav announced that Mrs. Lieve Logghe would join the Company as Chief Financial Officer, succeeding Hugo De Stoop who was appointed CEO in May 2019.

November
Euronav announced it has entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture company has acquired one Suezmax vessel, Bari and Bastia. Euronav provided financing for the joint ventures on commercially attractive terms.

December
On 30 December 2019 Euronav delivered three VLCC vessels to Taiping & Sinopec Financial Leasing Ltd Co as part of a sale and leaseback transaction. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold for a net en-bloc purchase price of USD 126 million. Euronav has leased back the three vessels under a 54-months bareboat contract at an average rate of USD 20,681 per day per vessel. At the end of the bareboat contract, the vessels will be redelivered to their new owners.

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

Events occurred after the end of the financial year ending 31 December 2019

On 9 January 2020 Euronav provided guidance to its returns to shareholders policy. Total return to shareholders policy will target 80% of net income to be returned to shareholders including the final 2019 dividend and for Q1 2020 results onwards. From Q1 2020 dividends will be paid quarterly with the ex-date and payment profile following within a month of the announcement.

22 January 2020 saw Euronav, for the third consecutive year, included in the Bloomberg International Gender-Equality Index. The reference index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings. Recognition by Bloomberg is an important accreditation to our Company on the continued progress made in supporting and maintaining gender equality throughout Euronav.

On 30 January 2020, the International Health Regulations Emergency Committee of the World Health Organisation declared the outbreak of the Coronavirus, a “public health emergency of international concern” following the outbreak of a new strain of coronavirus, (“COVID-19”).

On 12 February 2020, the announcement was made of the acquisition of three VLCCs currently under construction in South Korean yard DSME. The three VLCCs are being acquired for an aggregate purchase price of USD 280.5 million or USD 93.5 million per unit. The vessels are due to be delivered early in the fourth quarter 2020 and in January and February 2021 respectively.

On 25 February 2020, Euronav announced the sale of the Suezmax vessel M/T Finesse (2003 – 149,994 dwt) for USD 21.8 million.

On 6 March 2020, Euronav announced another purchase of a VLCC under construction at the DSME yard for USD 93 million with delivery in Q1 2021.

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

Covid-19 update and impact on oil demand

The wellbeing and health of our staff, seafarers, their families and the broader community is Euronav’s priority. We have applied a number of precautionary measures across our offices and fleet in order to protect our employees and seafarers in response to Covid-19. To date, Euronav’s operations have not been materially impacted.

A combination of rapidly increasing crude supply and a buoyant market for crude storage is underpinning a very robust tanker freight market and strong cash generation presently. Management is however cognisant that there is currently a substantial reduction in crude demand due to the worldwide impact of the Covid-19 outbreak and more specifically to the policies to restrict the movement of people. As a consequence, a significant portion of the oil currently produced and transported is destined to crude inventories. The build-up of these inventories could in the future impact the demand for the oil transportation sector and in particular the tanker markets.  At the same time, a lower crude price environment is beneficial for the shipping companies in general as it leads to lower fuel costs.

The LSFO (low sulphur fuel oil) purchased by Euronav last year in anticipation of IMO 2020 price volatility and which has not been consumed yet will be subject to a mark to market valuation at the end of the first quarter and will lead to a write down  as the current market is significantly below the acquisition cost. The purchase of this compliant fuel provided protection for Euronav in Q4 2019 and Q1 2020 during periods of very high fuel spreads and Euronav is currently using cheaper feedstock from buying LSFO in the open market. Euronav will provide more detail with the publication of the Q1 results in May.

Overall and at this stage it is still too early to quantify the impact due to the Covid-19 outbreak on our future results and any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current Covid-19 outbreak.

Euronav does not only maintain a strong balance sheet with which to navigate tanker market cycles but also a very strong liquidity with more than 1 billion USD available in the form of cash and of undrawn  revolving credit facilities. Thanks to this strong balance sheet combined with the current high freight market, we are confident about the future and will continue to monitor the situation carefully and remain fully committed to adapt our actions in the best interest of our stakeholders.

Financial calendar 2020

Thursday 16 April 2020
Annual report 2019 available on website

Thursday 7 May 2020
Announcement of first quarter results 2020

Wednesday 20 May 2020
Annual General Meeting of Shareholders 2020

Thursday 6 August 2020
Announcement of final half year results 2020

Tuesday 11 August 2020
Half year report 2020 available on website

Thursday 5 November 2020
Announcement of third quarter results 2020

Thursday 4 February 2021
Announcement of fourth quarter results 2020

The Supervisory Board, represented by Carl E. Steen, its Chairman, and the Management Board, represented by Hugo De Stoop, Chief Executive Officer, and Lieve Logghe, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2019 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

On behalf of the Supervisory Board and the Management Board:

Hugo De Stoop	Carl E. Steen
Chief Executive Officer	Chairman of the Supervisory Board

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *

PRESS RELEASE Regulated information Tuesday 31 March 2020 – 8 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Executive Committee member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual report 2019 available on website: Thursday, 16 April 2020

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs (with four more due for delivery Q4 2020/Q1 2021), 26 Suezmaxes (two of which are in a joint venture) and two FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position

(in thousands of USD)

	December 31, 2019	December 31, 2018 *
ASSETS

Non-current assets
Vessels	3,177,262	3,520,067
Right-of-use assets	58,908	−
Other tangible assets	2,265	1,943
Intangible assets	39	105
Receivables	71,083	38,658
Investments in equity accounted investees	50,322	43,182
Deferred tax assets	2,715	2,255

Total non-current assets	3,362,594	3,606,210

Current assets
Bunker inventory	183,382	22,261
Non-current assets held for sale	12,705	42,000
Trade and other receivables	308,987	283,465
Current tax assets	221	282
Cash and cash equivalents	296,954	173,133

Total current assets	802,249	521,141

TOTAL ASSETS	4,164,843	4,127,351

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	299	411
Hedging reserve	(4,583)	(2,698)
Treasury shares	(45,616)	(14,651)
Retained earnings	420,058	335,764

Equity attributable to owners of the Company	2,311,855	2,260,523

Non-current liabilities
Bank loans	1,173,944	1,421,465
Other notes	198,571	148,166
Other borrowings	107,978	−
Lease liabilities	43,161	−
Other payables	3,809	1,451
Employee benefits	8,094	4,336
Provisions	1,381	4,288

Total non-current liabilities	1,536,938	1,579,706

Current liabilities
Trade and other payables	94,408	87,225
Current tax liabilities	49	41
Bank loans	49,507	138,537
Other borrowings	139,235	60,342
Lease liabilities	32,463	−
Provisions	388	977

Total current liabilities	316,050	287,122

TOTAL EQUITY and LIABILITIES	4,164,843	4,127,351

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Due to the increased significance of inventory as at December 31, 2019, the Group has reclassified the comparative information related to bunker inventory to align with the current year presentation.

Condensed consolidated statement of profit and loss

(in thousands of USD except per share amounts)

	2019	2018 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018
Shipping income
Revenue	932,377	600,024
Gains on disposal of vessels/other tangible assets	14,879	19,138
Other operating income	10,094	4,775
Total shipping income	957,350	623,937

Operating expenses
Voyage expenses and commissions	(144,681)	(141,416)
Vessel operating expenses	(211,795)	(185,792)
Charter hire expenses	(604)	(31,114)
Loss on disposal of vessels/other tangible assets	(75)	(273)
Impairment on non-current assets held for sale	−	(2,995)
Depreciation tangible assets	(337,646)	(270,582)
Depreciation intangible assets	(56)	(111)
General and administrative expenses	(66,890)	(66,232)
Total operating expenses	(761,747)	(698,515)

RESULT FROM OPERATING ACTIVITIES	195,603	(74,578)

Finance income	20,572	15,023
Finance expenses	(119,803)	(89,412)
Net finance expenses	(99,231)	(74,389)

Gain on bargain purchase	−	23,059
Share of profit (loss) of equity accounted investees (net of income tax)	16,460	16,076

PROFIT (LOSS) BEFORE INCOME TAX	112,832	(109,832)

Income tax benefit (expense)	(602)	(238)

PROFIT (LOSS) FOR THE PERIOD	112,230	(110,070)

Attributable to:
Owners of the company	112,230	(110,070)

Basic earnings per share	0.52	(0.57)
Diluted earnings per share	0.52	(0.57)

Weighted average number of shares (basic)	216,029,171	191,994,398
Weighted average number of shares (diluted)	216,029,171	191,994,398

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of comprehensive income

(in thousands of USD)

	2019	2018 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018

Profit/(loss) for the period	112,230	(110,070)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(1,223)	120

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(112)	(157)
Cash flow hedges - effective portion of changes in fair value	(1,885)	(2,698)
Equity-accounted investees - share of other comprehensive income	(720)	(459)

Other comprehensive income (expense), net of tax	(3,940)	(3,194)

Total comprehensive income (expense) for the period	108,290	(113,264)

Attributable to:
Owners of the company	108,290	(113,264)

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of changes in equity

(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,622	1,846,361

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,877	1,844,616

Profit (loss) for the period	−	−	−	−	−	(110,070)	(110,070)
Total other comprehensive income (expense)	−	−	(157)	(2,698)	−	(339)	(3,194)
Total comprehensive income (expense)	−	−	(157)	(2,698)	−	(110,409)	(113,264)

Transactions with owners of the company
Issue of ordinary shares related to business combinations	66,102	487,322	−	−	−	−	553,424
Dividends to equity holders	−	−	−	−	−	(22,629)	(22,629)
Treasury shares acquired	−	−	−	−	(3,955)	−	(3,955)
Treasury shares sold	−	−	−	−	5,406	(3,112)	2,294
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	66,102	487,322	−	−	1,451	(25,704)	529,171

Balance at December 31, 2018	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 **	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	−	−	−	−	−	112,230	112,230
Total other comprehensive income (expense)	−	−	(112)	(1,885)	−	(1,943)	(3,940)
Total comprehensive income (expense)	−	−	(112)	(1,885)	−	110,287	108,290

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(25,993)	(25,993)
Treasury shares acquired	−	−	−	−	(30,965)	−	(30,965)
Total transactions with owners	−	−	−	−	(30,965)	(25,993)	(56,958)

Balance at December 31, 2019	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

* The Group initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition and IFRS 9 on Financial Instruments.

** The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of cash flows

(in thousands of USD)

	2019	2018 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018
Cash flows from operating activities
Profit (loss) for the period	112,230	(110,070)

Adjustments for:	405,823	289,311
Depreciation of tangible assets	337,646	270,582
Depreciation of intangible assets	56	111
Impairment on non-current assets held for sale	−	2,995
Provisions	(448)	(42)
Income tax (benefits)/expenses	602	239
Share of profit of equity-accounted investees, net of tax	(16,460)	(16,076)
Net finance expenses	99,231	74,389
(Gain)/loss on disposal of assets	(14,804)	(18,865)
Equity-settled share-based payment transactions	−	37
Amortization of deferred capital gain	−	(1,000)
Gain on bargain purchase	−	(23,059)

Changes in working capital requirements	(165,419)	(114,533)
Change in cash guarantees	(34)	33
Change in inventory	(161,121)	(22,261)
Change in receivables from contracts with customers	(41,001)	(23,589)
Change in accrued income	(3,051)	(6,393)
Change in deferred charges	(2,078)	18,848
Change in other receivables	22,393	(77,876)
Change in trade payables	6,471	(8,181)
Change in accrued payroll	(2,282)	(11,000)
Change in accrued expenses	3,473	18,839
Change in deferred income	10,028	(2,265)
Change in other payables	(806)	(1,304)
Change in provisions for employee benefits	2,589	616

Income taxes paid during the period	(993)	(67)
Interest paid	(98,852)	(67,209)
Interest received	6,602	3,409
Dividends received from equity-accounted investees	12,600	−

Net cash from (used in) operating activities	271,991	841

Acquisition of vessels	(7,024)	(237,476)
Proceeds from the sale of vessels	86,235	26,762
Acquisition of other tangible assets	(1,015)	(588)
Acquisition of intangible assets	(14)	(1)
Proceeds from the sale of other (in)tangible assets	30	−
Loans from (to) related parties	(31,713)	134,097
Net cash received from business combinations	−	126,288
Purchase of shares in consolidated companies	(4,000)	−
Proceeds from sale of subsidiaries	−	140,960
Lease payments received from finance leases	1,251	−

Net cash from (used in) investing activities	43,750	190,042

(Purchase of) Proceeds from sale of treasury shares	(30,965)	(1,661)
Proceeds from new borrowings	1,099,701	983,882
Proceeds from sale and leaseback	124,425	−
Repayment of borrowings	(1,318,398)	(1,115,894)
Repayment of lease liabilities	(30,214)	−
Transaction costs related to issue of loans and borrowings	(9,721)	(3,849)
Dividends paid	(26,015)	(22,643)

Net cash from (used in) financing activities	(191,187)	(160,165)

Net increase (decrease) in cash and cash equivalents	124,554	30,718

Net cash and cash equivalents at the beginning of the period	173,133	143,648
Effect of changes in exchange rates	(733)	(1,233)

Net cash and cash equivalents at the end of the period	296,954	173,133

of which restricted cash	−	79

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Due to the increased significance of inventory as at December 31, 2019, the Group has re-presented the comparative information related to bunker inventory to align with the current year presentation.